Filed by SunTrust Banks, Inc.
pursuant to Rule 425
under the Securities Act of
1933, as amended and deemed
filed under Rule 14a-6
under the Securities Exchange Act
of 1934, as amended
Subject Company: GB&T Bancshares Inc.
Exchange Act File Number of
Subject Company: 000-24203

News Release

Contact:	SunTrust	GB&T Bancshares, Inc.
	Mike McCoy	Mike Banks
	(404) 588-7230	(678) 450-3480
For Immediate Release
April 10, 2008
SunTrust and First National Bank of the South Announce Post-Merger
Advisory Board for SunTrust Bank, Milledgeville
Macon and Milledgeville, Ga. — SunTrust Banks, Inc. (NYSE: STI) and GB&T Bancshares, Inc. (NASDAQ: GBTB), parent of First National Bank of the South, today announced the creation of an Advisory Board of Directors for the companies’ combined, post-merger presence in Milledgeville.
     Named to the Advisory Board of Directors of SunTrust Bank, Milledgeville are:
•	Dr. Sam Goodrich, Director Emeritus

•	Arthur Calhoun, owner of Central Georgia Battery Company

•	Horace Chambers, owner of Chambers Oil Company

•	Dr. Anne Sanchez Culberson, Orthodontist

•	Dr. T. Alan Maxwell, Dentist

•	Bobby Parham, retired pharmacist and member of the Georgia Legislature

•	James F. Wilkinson, owner of Wilkinson Used Cars
          All of the advisory board members currently serve on the board of directors of First National Bank of the South.
          According to James A. Manley, president and CEO of SunTrust Bank, Middle Georgia, and Richard Hunt, president and CEO of GB&T Bancshares, Inc., the appointments will take effect upon completion of the companies’ previously announced merger. Messrs. Manley and Hunt also noted that the overall merger integration planning is “on track, on target and on schedule.” The transaction remains subject to approval by GB&T shareholders and other customary closing conditions. The parties expect the transaction to close in the second quarter of 2008.
          Upon completion of the merger, GB&T’s First National Bank of the South will be primarily integrated into SunTrust’s Georgia region.
          “We are pleased that these leaders in the Milledgeville community have agreed to serve on our local board,” said Mr. Manley. “Our advisory boards of directors underscore SunTrust’s commitment to local decision-making by providing our bankers with market information and guidance in business acquisition efforts in the communities we serve.”
          The companies also reiterated that they have offered comparable positions to essentially all GB&T Bancshares’ retail and commercial client contact employees.
          Based in Gainesville, Georgia, GB&T Bancshares, Inc. is a multi-bank holding company operating seven community banks: Gainesville Bank & Trust, United Bank & Trust, Community Trust Bank, HomeTown Bank of Villa Rica, First National Bank of the South, First National Bank of Gwinnett, and Mountain State Bank. As of December 31, 2007, GB&T Bancshares had 35 banking offices located in 15 Georgia counties. GB&T Bancshares’ common stock is listed on the Nasdaq Global Select Market under the symbol “GBTB.” Visit GB&T’s web site at: http://www.gbtbancshares.com for additional information.
          SunTrust Banks, Inc., headquartered in Atlanta, is one of the nation’s largest banking organizations, serving a broad range of consumer, commercial, corporate and institutional clients. As of December 31, 2007, SunTrust had total assets of $179.6 billion and total deposits of $117.8 billion. The Company operates an extensive branch and ATM network throughout the high-growth Southeast and Mid-Atlantic states and a full array of technology-based, 24-hour delivery channels. The Company also serves customers in selected markets nationally. Its primary businesses include deposit, credit, trust and investment services. Through various subsidiaries the Company provides mortgage banking, insurance, brokerage, investment management, equipment leasing and capital markets services. SunTrust’s Internet address is suntrust.com.
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Information About Acquisition of GB&T Bancshares, Inc.
On November 2, 2007, SunTrust Banks, Inc. (NYSE: STI) and GB&T Bancshares, Inc. (NASDAQ: GBTB) announced the signing of a definitive agreement under which SunTrust will acquire GB&T (the “Agreement”). The Agreement provides that GB&T will merge with and into SunTrust, with SunTrust continuing as the surviving entity (the “Merger”), and that each issued and outstanding share of GB&T common stock (excluding shares owned by GB&T or SunTrust) will be converted into the right to receive 0.1562 shares of SunTrust common stock (the “Exchange Ratio”). Cash will be paid in lieu of fractional shares.
Where You Can Find Additional Information About The Merger
The proposed Merger will be submitted to GB&T’s shareholders for consideration. SunTrust and GB&T have filed a Proxy Statement/Prospectus and other relevant documents concerning the Merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS (WHICH WAS FIRST MAILED TO GB&T SHAREHOLDERS ON OR ABOUT MARCH 13, 2008) AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
You may obtain copies of all documents filed with the SEC regarding the Merger, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents free of charge from SunTrust’s website (www.suntrust.com) under the heading “About SunTrust” and then under the heading “Investor Relations” and then under the item “Financial and Regulatory Filings.” You may also obtain these documents, free of charge, from GB&T’s website (www.gbtbancshares.com) under the section “Corporate Info” and then under the item “Corporation Information” and then under the item “Documents.”
Participants in the Merger
SunTrust and GB&T and their respective directors and executive officers may be deemed participants in the solicitation of proxies from GB&T’s shareholders in connection with the Merger. Information regarding such persons and a description of their interest in the Merger is contained in the Proxy Statement/Prospectus. You can find information about SunTrust’s executive officers and directors in its definitive proxy statement filed with the SEC on February 29, 2008. You can find information about GB&T’s executive officers and directors in its definitive proxy statement filed with the SEC on April 18, 2007. You can obtain free copies of these documents from the websites of SunTrust, GB&T or the SEC.
Important Cautionary Note Regarding Forward-Looking Statements
This news release may contain forward-looking statements. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. These statements are often preceded by, followed by or include the words “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “initiatives,” “potentially,” “probably,” “projects,” “outlook,” or similar expressions or future conditional verbs such as “may,” “will,” “should,” “would,” and “could.” These forward-looking statements include statements regarding expected integration processes following the Merger. The forward-looking statements have been made pursuant to the provisions of, and in reliance on the safe harbor under, the Private Securities Litigation Reform Act of 1995.
Forward-looking statements are subject to significant risks and uncertainties. Investors are cautioned against placing undue reliance on such statements. Actual results may differ materially from those set forth in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the statements in the sections entitled “Risk Factors Relating to the Merger” and “Forward-Looking Statements” found in SunTrust’s Registration Statement on Form S-4, declared effective on March 12, 2008 (File No. 333-147874) and other risks detailed from time to time in SunTrust’s 2007 Annual Report on Form 10-K, in SunTrust’s Quarterly Reports on Form 10-Q, and in SunTrust’s Current Reports on Form 8-K filed with the SEC and available at the SEC’s internet site (www.sec.gov). The forward-looking statements in this news release speak as of the date hereof, and SunTrust does not intend to update the statements made herein or to update the reasons why actual results could differ from those contained in such statements in light of new information or future events.